April 9, 2009

Via EDGAR & Via Facsimile (703-813-6982)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Ms. Jill Davis, Branch Chief Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation Form 10-KSB/A for the Fiscal Year Ended March 31, 2008 Filed July 23, 2008 Form 10-Q for Fiscal Quarter ended December 31, 2008 Filed February 13, 2009 File No. 000-52316

Dear Ms. Davis and Mr. Giugliano:

             We have reviewed your comment letter dated March 31, 2009 in respect of the above-referenced filings. We are in the process of preparing responses to the comments set forth in your letter and the related Amendment No. 2 to the Form 10-KSB/A and Amendment No. 1 to the Form 10-Q addressing the comments in your letter. Please be advised that we expect to file a response letter to your comments and the related amendments by no later than April 21, 2009.

             Thank you for your assistance in this matter. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP